COLUMBIA WEST CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH	$	19,627
OTHER ASSETS		1,039
Total assets	**$**	**20,666**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	8,625
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 3)		12,041
Total liabilities and members' equity	**$**	**20,666**